SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 1)

Banc of California, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

05990K106

 (CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: David W. Ghegan, Esq. Troutman Sanders LLP 600 Peachtree Street, NE Suite 5200 Atlanta, GA 30308-2216 (404) 885-3000

(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2014

  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 05990K106	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,194,539
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,194,539

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,194,539
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners Parallel, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 206,633
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 206,633

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 206,633
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,401,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,401,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 05990K106	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Patriot Financial Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,401,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,401,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05990K106	13D	Page 6 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) W. Kirk Wycoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,401,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,401,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 7 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ira M. Lubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,401,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,401,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 8 of 16 Pages

1	NAMES OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James J. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,401,172
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,401,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,401,172
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05990K106	13D	Page 9 of 16 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to the Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Banc of California, Inc., a Maryland corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 18500 Von Karman Avenue, Suite 1100, Irvine, California 92612.

Item 2.	Identity and Background

This Amendment No. 1 to the Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Amendment No. 1 to the Schedule 13D are collectively referred to as the “Patriot Financial Group.” The Joint Filing Agreement of the members of the Patriot Financial Group is filed as Exhibit 1 to this Amendment No. 1 to the Schedule 13D.

(a)- (c) The following are members of the Patriot Financial Group:

•	Patriot Financial Partners, L.P., a Delaware limited partnership (the “Patriot Fund”);

•	Patriot Financial Partners Parallel, L.P., a Delaware limited partnership (the “Patriot Parallel Fund” and together with the Patriot Fund, the “Funds”);

•	Patriot Financial Partners GP, L.P., a Delaware limited partnership and general partner of the Funds (“Patriot GP”);

•	Patriot Financial Partners GP, LLC, a Delaware limited liability company and general partner of Patriot GP (“Patriot LLC”); and

•	W. Kirk Wycoff, Ira M. Lubert and James J. Lynch as general partners of the Funds and Patriot GP and as members of Patriot LLC.

The Funds are private equity funds focused on investing in community banks and financial service-related companies throughout the United States. The principal business of Patriot GP is to serve as the general partner of and manage the Funds. The principal business of Patriot LLC is to serve as the general partner of and manage Patriot GP. The principal employment of Messrs. Wycoff, Lubert and Lynch is investment management with each of the Funds, Patriot GP and Patriot LLC.

The business address of each member of the Patriot Financial Group is c/o Patriot Financial Partners, L.P., Cira Centre, 2929 Arch Street, 27th Floor, Philadelphia, Pennsylvania 19104.

(d) During the last five years, no member of the Patriot Financial Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 05990K106	13D	Page 10 of 16 Pages

(e) During the last five years, no member of the Patriot Financial Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person who is a member of the Patriot Financial Group is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

On December 10, 2013, the Funds purchased 1,509,450 shares of Common Stock at a cost of approximately $20.0 million from the Company pursuant to a Securities Purchase Agreement, dated December 3, 2013, between the Company and the Funds (the “December Securities Purchase Agreement”). The December Securities Purchase Agreement is included as Exhibit 2 to this Amendment No. 1 to Schedule 13D.

On May 15, 2014, the Funds purchased 91,115 shares of Common Stock in the open market at a cost of approximately $0.9 million.

The aforementioned purchases were made with working capital of the Funds obtained from a line of credit. The line of credit was then repaid with proceeds from investor capital calls in the normal course of business. The same source of funds will be used for the purchases pursuant to the April Securities Purchase Agreement (as defined in Item 4).

Item 4.	Purpose of Transaction

On April 22, 2014, the Funds entered into a Securities Purchase Agreement (the “April Securities Purchase Agreement”) with the Company whereby the Company agreed to issue and sell to the Funds and the Funds agreed to purchase from the Company, a number of shares of Common Stock, that would result in an aggregate purchase price of $10 million, subject to certain adjustments.

On September 4, 2014, the Funds provided the Company with notice that they were exercising their option pursuant to Section 2(a) of the April Securities Purchase Agreement to purchase additional shares of Common Stock so that the percentage of the outstanding shares of Common Stock collectively owned by the Funds immediately following the closing of the investment contemplated by the April Securities Purchase Agreement would equal 9.9% ownership in the Company. The exact number of shares of Common Stock to be purchased pursuant to the April Securities Purchase Agreement will depend on the number of shares Common Stock that are outstanding at the time of closing.

The purchase price per share to be paid by the Funds pursuant to the April Securities Purchase Agreement is the lesser of (i) $11.50 and (ii) the lowest price at which the Company, after the date of the April Securities Purchase Agreement and prior to the closing of the April Securities Purchase Agreement, issues and sells or agrees to issue and sell (x) any share of Common Stock or any other class of stock that is substantially the economic equivalent of the Common Stock (a “Common Stock Equivalent”) or (y) any securities, rights, options or warrants convertible, exchangeable or exercisable for Common Stock or a Common Stock Equivalent, which shall be deemed to have a price per share of Common Stock or Common Stock Equivalent equal to the sum of (A) the price per security, right, option or warrant or right divided by the number of shares of Common Stock or Common Stock Equivalent for which it is convertible, exchangeable or exercisable and (B) any additional consideration payable per share of Common Stock or Common Stock Equivalent in connection with such conversion exchange or exercise.

CUSIP No. 05990K106	13D	Page 11 of 16 Pages

The closing of the purchase pursuant to the April Securities Purchase Agreement is subject to customary closing conditions and is expected to occur substantially concurrently with the consummation of the transactions contemplated by the Purchase and Assumption Agreement (the “Purchase and Assumption Agreement”), dated April 22, 2014, between the Company and Banco Popular North America as previously reported by the Company on its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2014.

The shares of Common Stock currently owned by the Patriot Financial Group were previously acquired, and additional shares will be acquired pursuant to the April Securities Purchase Agreement, for investment purposes to profit from the appreciation in the market price of the Common Stock and through the payment of dividends, if any.

The Patriot Financial Group is engaged in the investment business and in the ordinary course of business reviews and analyzes various factors affecting the companies whose securities they own, including the Company. Notwithstanding the foregoing, the Patriot Financial Group may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Patriot Financial Group, and other factors that the Patriot Financial Group may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities they now hold or hereafter acquire as set forth above or otherwise.

Except to the extent the foregoing may be deemed a plan or proposal, Patriot Financial Group has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Patriot Financial Group may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

The April Securities Purchase Agreement and the Purchase and Assumption Agreement are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 1 to Schedule 13D.

CUSIP No. 05990K106	13D	Page 12 of 16 Pages

Item 5.	Interest in Securities of the Issuer

The percentages used in this Amendment No. 1 to Schedule 13D are based upon 27,759,686 outstanding shares of Common Stock as of July 31, 2014, as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014.

(a) - (b) Patriot Fund possesses shared voting and dispositive power and beneficially owns 1,194,539 shares, or 4.3%, of the outstanding Common Stock.

Patriot Parallel Fund possesses shared voting and dispositive power and beneficially owns 206,633 shares, or 0.7%, of the outstanding Common Stock.

Because (i) Messrs. Wycoff, Lubert and Lynch serve as general partners of the Funds and Patriot GP and as members of Patriot LLC, (ii) Patriot LLC serves as general partner of Patriot GP and (iii) Patriot GP serves as general partner of the Funds, each of Messrs. Wycoff, Lubert and Lynch, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the shares of Common Stock held by the Funds or 1,401,172 shares, or 5.1%, of the outstanding Common Stock.

CUSIP No. 05990K106	13D	Page 13 of 16 Pages

(c) In the last 60 days, the Funds made the following sales of Common Stock in the open market.

		Number of	Price
Entity	Date	Shares Sold	Per Share	Gross Proceeds

Patriot Fund	8/5/2014	19,526	$11.97	$233,694
Patriot Parallel Fund	8/5/2014	3,374	$11.97	$40,381
Patriot Fund	8/6/2014	47,135	$12.07	$568,910
Patriot Parallel Fund	8/6/2014	7,865	$12.07	$94,929
Patriot Fund	8/8/2014	4,264	$12.15	$51,808
Patriot Parallel Fund	8/8/2014	736	$12.15	$8,942
Patriot Fund	8/11/2014	7,005	$12.17	$85,221
Patriot Parallel Fund	8/11/2014	1,210	$12.17	$14,720
Patriot Fund	8/19/2014	10,343	$12.16	$125,721
Patriot Parallel Fund	8/19/2014	1,787	$12.16	$21,721
Patriot Fund	8/21/2014	43,633	$12.25	$534,530
Patriot Parallel Fund	8/21/2014	7,536	$12.25	$92,321
Patriot Fund	8/22/2014	784	$12.25	$9,607
Patriot Parallel Fund	8/22/2014	136	$12.25	$1,666
Patriot Fund	8/25/2014	6,464	$12.26	$79,238
Patriot Parallel Fund	8/25/2014	1,117	$12.26	$13,693
Patriot Fund	8/26/2014	24,047	$12.26	$294,816
Patriot Parallel Fund	8/26/2014	4,153	$12.26	$50,916
Patriot Fund	8/27/2014	341	$12.30	$4,194
Patriot Parallel Fund	8/27/2014	59	$12.30	$726
Patriot Fund	9/5/2014	1,268	$12.04	$15,264
Patriot Parallel Fund	9/5/2014	219	$12.04	$2,636
Patriot Fund	9/8/2014	5,450	$12.03	$65,581
Patriot Parallel Fund	9/8/2014	941	$12.03	$11,323

Total		199,393	$12.15	$2,422,559

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of the date of this filing, other than (i) the Joint Filing Agreement, attached as Exhibit 1 hereto, (ii) the December Securities Purchase Agreement, attached as Exhibit 2 hereto, (iii) the April Securities Purchase Agreement, attached as Exhibit 3 hereto, and (iv) a Confidentiality and Non-Disclosure Agreement dated September 11, 2013 between the Company and Patriot Fund, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, the giving or withholding of proxies, or otherwise subject to a contingency the occurrence of which would give another person voting or investment power over any securities of the Company except that in February 2014, the Funds obtained a loan in order to fund a distribution to their limited partners and all the publicly traded securities held by the Funds at such time, including the shares of Common Stock, were pledged as collateral for such loan.

CUSIP No. 05990K106	13D	Page 14 of 16 Pages

Item 7.	Material to Be Filed as Exhibits

1	Joint Filing Agreement, dated as of December 10, 2013, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch*

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated April 22, 2014 (2)

4	Purchase and Assumption Agreement dated April 22, 2014, between the Company and Banco Popular North America (3)

_______________

*	Previously filed.
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhbit 10.2 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.
(3)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.

CUSIP No. 05990K106	13D	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 8, 2014

PATRIOT FINANCIAL PARTNERS, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners Parallel, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC., the general partner of Patriot Financial Partners GP, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch

CUSIP No. 05990K106	13D	Page 16 of 16 Pages

EXHIBIT INDEX

No.	Exhibit

1

Joint Filing Agreement, dated as of December 10, 2013, by and among Patriot Financial Partners, L.P., Patriot Financial Partners Parallel, L.P., Patriot Financial Partners GP, L.P., Patriot Financial Partners GP, LLC, W. Kirk Wycoff, Ira M. Lubert and James J. Lynch.*

2	Securities Purchase Agreement dated December 3, 2013 (1)

3	Securities Purchase Agreement dated April 22, 2014 (2)
4	Purchase and Assumption Agreement dated April 22, 2014, between the Company and Banco Popular North America (3)

_________________

*	Previously filed.
(1)	Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on December 4, 2013.
(2)	Incorporated by reference to Exhbit 10.2 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.
(3)	Incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Banc of California, Inc. (SEC File No. 001-35522) on April 25, 2014.